June 30, 2010
William Friar
Senior Financial Analyst
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F. Street N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:	First Niagara Financial Group, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Form 10-Q for the Quarterly Period Ended March 31, 2010 Form 8-K filed on March 19, 2010 File No. 000-23975
Dear Mr. Friar:
We are in receipt of the letter from the Staff of the Securities and Exchange Commission, dated June 16, 2010, regarding our Form 10-K for the fiscal year ended December 31, 2009, our Form 10-Q for the quarterly period ended March 31, 2010, and our Form 8-K filed March 19, 2010.
This letter serves to acknowledge that you have agreed to our request for an extension to the ten business day due date so that we may provide you with all of the information you requested in the above mentioned letter. We will provide you with our response no later than Wednesday, July 7, 2010.
Please contact me at (716) 819-5338 if you have any questions.
Sincerely,
/s/ Michael W. Harrington
Michael W. Harrington
Chief Financial Officer
First Niagara Financial Group, Inc.